                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              The Brazil Fund, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    105759104
                                    ---------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 20, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
     Carrousel Fund Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]  (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
 NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            484,600
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        484,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     484,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.98%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
     The Carrousel Fund II Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
 NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            485,400
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        485,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     485,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO; IV*
--------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Carrousel Capital Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]    (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
 NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,583,385
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,583,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,583,385
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO; IA*
--------------------------------------------------------------------------------

* Not registered under the Investment Advisers Act of 1940.

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bruno Sangle-Ferriere
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]    (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
 NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,583,385
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,583,385
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,583,385
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.75%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

This Amendment No. 4 to the Statement on Schedule 13D amends Items 3, 5 and 6 of the Statement on Schedule 13D originally filed with the Securities and Exchange
Commission on April 5, 2004 and amended by Amendment No. 1 filed on May 7, 2004
(and filed on May 26, 2004 under the proper form type), Amendment No. 2 filed on
May 26, 2004 and Amendment No. 3 filed on September 27, 2004 by The Carrousel
Fund Ltd. ("Carrousel Fund I"), The Carrousel Fund II Limited ("Carrousel Fund
II"), Carrousel Capital Ltd. ("Carrousel"), and Bruno Sangle-Ferriere
("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Brazil
Fund, Inc., a Maryland corporation (the "Fund").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from
Carrousel Fund I's, Carrousel Fund II's and Carrousel's investment capital and funds provided by more than one discretionary account (the "Accounts") managed for an unaffiliated third party. The aggregate amount of the funds used to purchase all of the shares purchased by Carrousel Fund I, Carrousel II, Carousel and the Accounts is $6,307,332.62, $11,371,078, $2,960 and $16,359,353,
respectively.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Carrousel and Sangle-Ferriere beneficially own: (i)
185 shares of Common Stock, which represents less than 0.01% of the shares of
Common Stock outstanding; (ii) 484,600 shares of Common Stock together with
Carrousel Fund I, which represents approximately 2.98% of the shares of Common
Stock outstanding; (iii) 485,400 shares of Common Stock together with Carrousel
Fund II, which represents approximately 2.99% of the shares of Common Stock outstanding; and (iv) 613,200 shares of Common Stock held in the Accounts, which represents approximately 3.78% of the shares of Common Stock outstanding (the
Accounts are terminable at any time by the unaffiliated third party).
Accordingly, Carrousel and Sangle-Ferriere are, as of the date hereof, beneficial owners of an aggregate of 1,583,385 shares of Common Stock, constituting approximately 9.75% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in
Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Carrousel and Sangle-Ferriere: (i) have sole voting and dispository power with respect to 185 shares of Common Stock and the 613,200 shares of Common Stock held in the Accounts; and (ii) share the power to vote and dispose of 484,600 shares of Common Stock with Carrousel Fund I and 485,400 shares of Common Stock with Carrousel Fund II. Accordingly, Carrousel and
Sangle-Ferriere, as of the date hereof, have voting power and dispositive power over an aggregate of 1,583,385 shares of Common Stock, constituting approximately 9.75% of the shares of Common Stock outstanding. Accordingly,
Carrousel and

                                                               Page 7 of 8 Pages

Sangle-Ferriere, as of the date hereof, have voting power and dispositive power over an aggregate of 1,583,385 shares of Common Stock, constituting approximately 9.75% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the Reporting Persons' filing of Amendment No. 3 to the Statement on
Schedule 13D on September 27, 2004, the following open market purchases of
Common Stock have been made by the Accounts:

--------------------------------------------------------------------------------
                              NUMBER OF SHARES OF
DATE OF PURCHASE              COMMON STOCK BOUGHT            PRICE PAID/SHARE
--------------------------------------------------------------------------------
October 04, 2004                     20,000                     $27.6900
--------------------------------------------------------------------------------
October 12, 2004                     85,000                     $27.8400
--------------------------------------------------------------------------------
October 15, 2004                      2,800                     $26.9814
--------------------------------------------------------------------------------
October 15, 2004                     40,000                     $27.0750
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety to read as follows:

     Carrousel is the exclusive investment manager to Carrousel Fund I and
Carrousel Find II pursuant to certain agreements dated June 2003 and September
2003, respectively.

     Carrousel manages the Accounts pursuant to that certain investment management agreement effective as of November 20, 2002.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2004

                                                THE CARROUSEL FUND LTD.

                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Attorney-in-fact

                                                THE CARROUSEL FUND II LIMITED

                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Attorney-in-fact

                                                CARROUSEL CAPITAL LTD.

                                                By: /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Name:  Bruno Sangle-Ferriere
                                                    Title: Director

                                                    /s/ Bruno Sangle-Ferriere
                                                    ----------------------------
                                                    Bruno Sangle-Ferriere